UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56510

THE SUSTAINABLE GREEN TEAM, LTD.

(Exact name of registrant as specified in its charter)

24200 CR-561

Astatula, FL 34705

(407) 886-8733

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 192

This certification and notice is being filed to confirm The Sustainable Green Team, Ltd.’s (the “Company”) previously stated intention to withdraw its Registration Statement on Form 10 which was originally filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2023 as stated in the Company’s request for withdrawal previously filed with the Commission on August 10, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934 The Sustainable Green Team, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2023	By:	/s/ Anthony Raynor
	Name:	Anthony Raynor
	Title:	Chief Executive Officer